================================================================================
SEC 1344 (7-2000)      PERSONS WHO POTENTIALLY ARE TO RESPOND TO THE COLLECTION
Previous versions      OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO
obsolete               RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB
                       CONTROL NUMBER.
================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12B-25


                               =================================================
                                  OMB APPROVAL
                               =================================================
                                  OMB Number: 3235-0058
                               =================================================
                                  Expires: January 31, 2002
                               =================================================
                                  Estimated average burden hours per
                                  response. . .2.50
                               =================================================


                           NOTIFICATION OF LATE FILING

(CHECK ONE):      |X| Form 10-K     |_| Form 20-F    |_| Form 11-K
                  |_| Form 10-Q     |_| Form N-SAR
                  For Period Ended:  DECEMBER 31, 2000
                                     -----------------

                                           =====================================
                                              SEC FILE NUMBER:  0-11625
                                           =====================================
                                              CUSIP NUMBER:  595073107
                                           =====================================


================================================================================
  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
================================================================================
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION


                                MFIC Corporation
                             -----------------------
                             Full Name of Registrant

                                 30 Ossipee Road
                      -------------------------------------
                      Address of Principal Executive Office

                           Newton, Massachusetts 02464
                           ---------------------------
                            City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          |_| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth

          |_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonble detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

MFIC Corporation (the "Company") requires an extension in the filing date for its Annual Report on Form 10-K owing to the following reason(s): The Company concluded its first quarter for fiscal 2001 on March 31, 2001. Preliminary financial results call into question whether the Company will be in compliance with the covenants contained in its loan agreement with its senior lender, and the Company's independent public accounting firm does not feel that it can appropriately issue its audit opinion for the Form 10-K: (i) until the compliance or non-compliance with the lending covenants is known, and (ii) in the event of non-compliance, a determination has been made as to whether the Company's lender will waive such non-compliance.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Jack M. Swig, General Counsel           (617)                    969-5452
-----------------------------       ---------------         --------------------
(Name)                               (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
                              |X| Yes      |_| No

If answer is no, identify report(s): ___________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                              |_| Yes      |X| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                                MFIC Corporation
              -----------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  April 2, 2001            By  /s/ Irwin J. Gruverman
       -------------                --------------------------------------------
                                    Irwin J. Gruverman, Chairman of the Board

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

================================================================================
   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).
================================================================================

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either RULE 201 or RULE 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this Chapter).


from:  http://www.sec.gov/divisions/corpfin/forms/12b-25.htm

Last update: 07/20/2000